[redacted]

50 3/5/03

03012625

SECU MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47755

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN ASH SECURITIES WHOLESALING, INC.
FN: AFH Financial Consortium Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8515 BLUFFTON ROAD
(No. and Street)

FORT WAYNE (City) IN (State) 46809 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TIMOTHY E. ASH (260) 747-0447
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE, CHIZEK AND COMPANY LLP
(Name – *if individual, state last, first, middle name*)

116 EAST BERRY STREET
490 LINCOLN TOWER (Address) FORT WAYNE (City) IN (State) 46802 (Zip Code)

RECEIVED MAR 03 2003 MAIL PROCESSING SECTION WASH. D.C. 165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/17

OATH OR AFFIRMATION

I, TIMOTHY E. ASH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASH SECURITIES WHOLESALING, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President /CEO

Title

Notary Public

RITA K. SNYDER
Notary Public, State of Indiana
County of Allen
My Commission Expires Jun 26, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASH SECURITIES WHOLESALING, INC.

FINANCIAL STATEMENTS
December 31, 2002

ASH SECURITIES WHOLESALING, INC.
Fort Wayne, Indiana

FINANCIAL STATEMENTS
December 31, 2002

CONTENTS

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder
Ash Securities Wholesaling, Inc.
Fort Wayne, Indiana

We have audited the accompanying statement of financial condition of Ash Securities Wholesaling, Inc. as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that Ash Securities Wholesaling, Inc. is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ash Securities Wholesaling, Inc. at December 31, 2002, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 1, during 2002 the Company adopted new accounting guidance for goodwill and intangible assets.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe, Chizek and Company LLP
Crowe, Chizek and Company LLP

Fort Wayne, Indiana
February 7, 2003

FINANCIAL STATEMENTS

ASH SECURITIES WHOLESALING, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS		
Cash	$	733,099
Accounts receivable, trade		2,154
Commissions receivable		9,704
Other receivable		3,157
Property and equipment, net		2,079
Deferred income taxes		16,905
Goodwill		4,166,641
Total assets	$	4,933,739
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	11,085
Income taxes payable		56,538
Shareholder payable		53,770
Total liabilities		121,393
Stockholder's equity		
Common stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding		4,213,045
Additional paid-in capital		25,000
Retained earnings		574,301
Total stockholder's equity		4,812,346
Total liabilities and stockholder's equity	$	4,933,739

See accompanying notes to the financial statements.

ASH SECURITIES WHOLESALING, INC.
STATEMENT OF INCOME
Year ended December 31, 2002

Revenues		
Commissions	$	966,698
Other		168
Total revenues		966,866
Expenses		
Commissions and other employee compensation		118,635
Communications and data processing		106,890
Legal and professional		36,618
Occupancy		34,734
Licenses		27,851
Depreciation		1,200
Total expenses		325,928
Income before income taxes		640,938
Provision for income taxes		105,847
Net income	$	535,091

See accompanying notes to the financial statements.

ASH SECURITIES WHOLESALING, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2002

Common stock	$ 4,213,045
Additional paid-in capital	
Balance, beginning of year	-
Contributed capital	25,000
Balance, end of year	25,000
Retained earnings	
Balance, beginning of year	39,210
Net income	535,091
Balance, end of year	574,301
Total stockholder's equity	$ 4,812,346

See accompanying notes to the financial statements.

ASH SECURITIES WHOLESALING, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2002

Cash flows from operating activities:		
Net income	$	535,091
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,200
Deferred income taxes		(6,661)
Changes in operating assets and liabilities:		
Accounts receivable, trade		3,346
Accounts receivable, related party		12,906
Commissions receivable		45,609
Other receivable		5,177
Current income taxes		49,538
Accounts payable and accrued expenses		6,070
Net cash provided by operating activities		652,276
Cash flows from financing activities		
Proceeds from stockholder		53,770
Capital contribution		25,000
Net cash provided by financing activities		78,770
Increase in cash		731,046
Cash, beginning of year		2,053
Cash, end of year	$	733,099
Supplemental disclosure of cash flows information		
Income tax payments (paid to former parent) (Note 1)	$	53,770

See accompanying notes to the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations: Ash Securities Wholesaling, Inc. (the "Company"), an Indiana Corporation, is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is engaged in the wholesale brokerage of variable annuity and variable universal life insurance products principally in the United States of America.

Basis of presentation: For the period January 1, 2002 through December 5, 2002, Ash Securities Wholesaling, Inc. was a majority-owned subsidiary of Clarica Life Insurance Company - U.S. ("Clarica"), a subsidiary of Sun Life Financial (collectively, "parent" or "former parent"). The financial statements include only the amounts of Ash Securities Wholesaling, Inc. Effective December 6, 2002, a former minority stockholder of the Company acquired his previously un-owned remainder majority stake in the Company to become sole stockholder at that date.

Goodwill: On January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, and applied its provisions to goodwill recorded in the Company's statement of financial condition at that date. Under SFAS No. 142, goodwill is no longer amortized, but is subjected to impairment testing on an annual basis and between annual tests in certain circumstances. No goodwill was acquired during 2002 and no impairment of existing goodwill has been recognized.

Income taxes: The Company accounts for income taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes*. SFAS No. 109 requires recognition of deferred income tax assets and liabilities for the amount of taxes payable or deductible in future years as a result of differences between the income tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those differences are expected to reverse. In accordance with the provisions of SFAS No. 109, no deferred tax asset has been recognized related to goodwill, for which the income tax basis is in excess of the reported amount due to an income tax election pursuant to IRC Section 338(h)(10). Tax amortization is first applied to reduce the tax goodwill in excess of the reported amount to zero, thereby recognizing the tax benefit of the excess when realized.

Revenue recognition: The Company earns commissions under NASD imposed regulation of sales by offering companies' whose products have variable underlyings, such as securities subject to market risk. Such products must be sold through a registered broker-dealer. Commissions are recognized when the applicable transaction is completed.

Use of estimates: Preparation of financial statements in conformity generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(Continued)

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Office and data processing equipment	$	14,745
Accumulated depreciation		12,666
Property and equipment, net	$	2,079

NOTE 3 - INCOME TAXES

For the period January 1, 2002 through December 5, 2002, the Company was included in the consolidated federal and state income tax returns filed by its former parent (Note 1). Income taxes during this period were calculated and provided as if the Company filed on a separate and stand-alone basis. Current income tax calculated in the amount of $53,770 for the aforementioned period was remitted to parent. For the period December 6, 2002 through December 31, 2002, items of taxable income and deductions will be included on a separate tax return for the Company's short tax year having then ended.

The current and deferred portions of the annual income tax provision included in the statement of income are as follow:

	Current		Deferred		Total	
U.S. federal	$	93,762	$	(3,792)	$	89,970
U.S. state		16,546		(669)		15,877
	$	110,308	$	(4,461)	$	105,847

Reconciliation of the reported income tax provision to that which would result by applying the U.S. domestic statutory rate of 34% to pre-tax income is presented below:

Expected income tax provision at 34% U.S. statutory tax rate	$	217,919
The effect of:		
Goodwill tax amortization		(132,382)
State income taxes		15,877
Other		4,433
Income tax provision	$	105,847

(Continued)

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in SEC Rule 15c3-1, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $611,706, which was $603,613 in excess of its required net capital of $8,093. The Company's net capital ratio was 0.20 to 1.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company received approximately $555,000 in 2002 from Ash Brokerage Corp., an affiliate under common ownership and management, for commissions related to Ash Brokerage Corp. sales of variable life insurance products for which the Company served as wholesale broker-dealer. This amount is included in commission revenues in 2002. During 2002, the Company paid Ash Brokerage Corp. approximately $108,000 for data processing, communications and administrative charges. No amounts were due to, or owed from Ash Brokerage Corp. at December 31, 2002.

The Company also leases office space on a month-to-month basis from Ash Realty LLC, an affiliate under common ownership and management. Rents paid to Ash Realty during 2002 approximated $34,000. No amounts were due to Ash Realty LLC at December 31, 2002.

During the period January 1, 2002 through December 5, 2002, the Company recognized revenues of approximately $20,000 for commissions earned from Sun Life Financial and it subsidiary Clarica Life Insurance Company - U.S. (former parent) for sales of variable life insurance and annuity products in which the Company served as wholesale broker-dealer. No amounts were due from Sun Life Financial at December 31, 2002.

SUPPLEMENTARY INFORMATION

ASH SECURITIES WHOLESALING, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE U.S. SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Net capital	
Total stockholders' equity qualified for net capital	$ 4,812,346
Deductions	
Nonallowable assets	
Property and equipment, net	2,079
Unsecured receivables	15,015
Goodwill	4,166,641
Deferred income tax asset	16,905
	4,200,640
Net capital	$ 611,706
Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 11,085
Income taxes payable	56,538
Shareholder payable	53,770
Total aggregate indebtedness	$ 121,393
Computation of basic net capital requirement	
Minimum net capital requirement	$ 8,093
Excess net capital at 1,500 percent (15 to 1)	$ 603,613
Excess net capital at 1,000 percent (10 to 1)	$ 599,567
Ratio: Aggregate indebtedness to net capital	0.20 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002)	
Net capital, as reported in Company's Part II (unaudit) focus report	$ 594,533
Audit adjustments, net	17,173
Net capital per above	$ 611,706

ASH SECURITIES WHOLESALING, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE U.S. SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Broker-dealer is exempt from Rule 15c3-3. There were no security transactions during 2002.

CROWE CHIZEK

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder
Ash Securities Wholesaling, Inc.
Fort Wayne, Indiana

In planning and performing our audit of the financial statements and supplemental schedules of Ash Securities Wholesaling, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the United States Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the stockholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Fort Wayne, Indiana
February 7, 2003